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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)
#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F             ☒                        Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            ☐                        No              ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

[Peace Arch Entertainment Group Inc. Logo]

April 29, 2002
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT ANNOUNCES

SECOND QUARTER OPERATING RESULTS

COMPANY HIGHLIGHTS 72% REDUCTION
IN SUBORDINATED DEBT SINCE AUGUST 31, 2001

VANCOUVER, British Columbia—PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), today announced operating results for the second quarter and first half of FY2002.

For the three months ended February 28, 2002, the Company's revenue totaled $1.2 million, compared with $21.7 million in the second quarter of FY2001. During the quarter, the Company was in production with two television series, both of which are scheduled for delivery during the second half of FY2002.

The Company reported a net loss of ($0.4 million), or ($0.11) per diluted share, for the three months ended February 28, 2002, compared with net earnings of $0.6 million, or $0.13 per diluted share, in the second quarter of FY2001. Diluted earnings per share were calculated on 3,887,844 weighted average shares outstanding in the most recent quarter, versus 4,695,691 weighted average shares in the same quarter of the prior year.

Selling, general and administrative (SG&A) expenses, before a provision for accounts receivable of $165,000, decreased by 40% to $584,000 in the most recent quarter, compared with $979,000 in the prior-year period, reflecting the Company's initiative to reduce overhead costs. SG&A expenses (before the abovementioned provision for accounts receivable) were approximately 58% lower than in the quarter ended August 31, 2001 and 33% lower than in the first quarter of FY2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended February 28, 2002 totaled $525,000, compared with $1.4 million in the comparable quarter of last year and $45,000 in the quarter ended November 30, 2001.

For the six months ended February 28, 2002, the Company's revenue declined to $5.2 million, compared with $41.0 million in the first half of FY2001. Gross margin improved to 34.1% in the most recent six-month period, versus 8.5% in the corresponding period of the previous year. The Company reported a net loss of ($1.0 million), or ($0.27) per diluted share, for the six months ended February 28, 2002, compared with net earnings of $0.3 million, or $0.06 per diluted share, in the prior year period. Diluted earnings per share were calculated on 3,887,844 weighted average shares outstanding in the first half of FY2002, versus 4,660,515 weighted average shares in the same period of the prior year.

"The Company has continued its aggressive policy of repaying subordinated debt in recent months, and such debt was reduced by $5.7 million during the first half of Fiscal 2002," stated Garth Albright, Chief Financial Officer of Peace Arch Entertainment Group. "These repayments have lowered the amount of subordinated debt outstanding by 72%, to $2.2 million as of February 28, 2002, compared with $7.9 million at the end of Fiscal 2001. As we have stated in earlier news releases, our objective is to repay high-cost bridge financing as soon as possible, and recent debt repayments go a long way towards the accomplishment of this goal."

"During the first six months of fiscal 2002, the Company adjusted its product mix to meet market demands, resulting in a decrease in revenue over the prior comparable period. Along with this change in product mix, a reduced level of programming deliveries caused revenue to decline in the second quarter and first half of Fiscal 2002." continued Albright. "Programming deliveries should increase during the third quarter, but the change in product mix will cause revenue to again trail the prior-year period."

"During the quarter we delivered nine episodes of our successful prime time documentary series, Animal Miracles with Alan Thicke, and were in production of our new character-based documentary series, Whistler Stories, slated for delivery in our third quarter. We have seen a growing interest in, and demand for, documentary and reality-based television series, as networks seek to reduce costs in response to lower advertising revenue. Although such series do not generate the large initial revenue streams characteristic of dramatic programming, we can retain world-wide control over exploitation, adding significant long-term value to our proprietary programming library", stated Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment Group.

"In the dramatic programming arena, we continue to believe Peace Arch is well-positioned to benefit from a desire among producers, distributors and broadcasters to access original content in a more cost-effective manner," concluded Jones.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia.

A conference call to discuss the Company's operating results is scheduled for 4:15 P.M. Eastern Time on Monday, April 29, 2002. The dial in number for the conference call is 800-388-8975 (international callers 973-694-2225). An audio playback of this call will be posted on Peace Arch's website (www.peacearch.com). A replay of the call will also be available from 6:15 P.M. ET April 29, 2002 through 11:59 P.M. ET, May 6, 2002, by dialing 800-428-6051 (or 973-709-2089 for international callers) and entering Access Code 240534.

The call will be hosted by Peace Arch Entertainment Group Inc.'s, President and CEO, Juliet Jones and its Chief Financial Officer, Garth Albright.

(Note: The financial statistics included in this release are represented in Canadian dollars and are reported in accordance with Generally Accepted Accounting Principles in Canada. On DATE, the Bank of Canada noon spot rate was US $0.63 for each $1.00 Canadian).

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Additional information on Peace Arch Entertainment Group can be accessed on the Internet at
www.peacearch.com

For additional information, please contact:

Garth Albright, CFO	R.J. Falkner & Company,
Carole Appleby, Media Relations	Investor Relations Counsel
Peace Arch Entertainment Group Inc.	Tel: (800) 377-9893
Tel: (604) 681-9308	Email: info@rjfalkner.com

(Financial Highlights to Follow)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	February 28, 2001	August 31, 2001	February 28, 2002
	(unaudited) (restated)	(audited) (restated)	(unaudited)
ASSETS
Cash and cash equivalents	$1,639	$3,977	$2,053
Accounts receivable	5,590	4,474	3,384
Tax credits receivable	17,642	23,729	19,728
Productions in progress	13,104	3,039	622
Prepaid expenses and deposits	485	459	297
Investment in television programming	7,726	3,667	4,040
Property and equipment	7,300	7,277	933
Deferred costs	853	410	605
Goodwill and trademarks	2,760	238	230

	$57,099	$47,270	$31,892

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness	$14,826	$18,447	$16,318
Accounts payable and accrued liabilities	12,093	12,876	3,344
Deferred revenue	2,918	3,191	722
Deferred gain	116	—	—
Debt	11,232	11,215	10,871

	41,185	45,729	31,255

Shareholders' equity:
Share capital	31,684	31,870	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares
Issued—1,091,875 (Feb 28, 2001—1,335,756)
100,000,000 Class B Subordinate Voting Shares
Issued—2,795,969 (Feb 28, 2001—2,489,988)
25,000,000 Preference Shares, issuable in series
Issued—nil
Other paid-up capital	467	467	606
Deficit	(16,237)	(30,796)	(31,839)

	15,914	1,541	637

	$57,099	$47,270	$31,892

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars except per share information)

	3 months ended		6 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Revenue	$21,710	$1,187	$40,974	$5,206
Expenses:
Amortization of television programming and Production costs	18,992	162	36,210	3,219
Other costs of production and sales	422	72	1,266	211
Other amortization	246	166	491	324
Selling, general and administrative	979	749	1,787	1,618
Interest	441	845	995	1,294

	21,080	1,994	40,749	6,666

Earnings (loss) from operations before undernoted	630	(807)	225	(1,460)
Gain on sale of assets	58	321	116	412

Earnings (loss) before income taxes	688	(486)	341	(1,048)
Income taxes	55	(70)	62	(5)

Net earnings (loss) for the period	$633	$(416)	$279	$(1,043)

Basic net earnings (loss) per common share	$0.17	$(0.11)	$0.07	$(0.27)

Fully diluted earnings (loss) per common share	$0.13	$(0.11)	$0.06	$(0.27)

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three and Six Months Ended February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	3 months ended		6 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Deficit, beginning of period, as previously reported	(5,110)	(31,423)	(5,780)	(30,796)
Adjustment to reflect change in accounting for film costs	(11,760)	—	(10,736)	—

Deficit, beginning of period, as restated	(16,870)	(31,423)	(16,516)	(30,796)
Net earnings (loss) for the period	633	(416)	279	(1,043)

Deficit, end of period	(16,237)	(31,839)	(16,237)	(31,839)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	3 months ended		6 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Operating activities:
Net earnings (loss)	$633	$(416)	$279	$(1,043)
Items not involving cash:
Amortization of television programming	19,012	162	36,230	266
Other amortization	246	166	492	323
Interest on debt discount	55	70	110	89
Future income taxes	—	(42)	—	—
Loss (gain) on sale of assets	(58)	(321)	(116)	(412)
Investment in television programming	(22,635)	(237)	(41,396)	(639)
Changes in non-cash working capital	2,151	(9,801)	(7,280)	(4,330)

	(596)	(10,419)	(11,681)	(5,746)

Investing activities:
Change in deferred costs	142	(125)	10	(389)
Increase of goodwill and trademarks	(9)	—	(9)	—
Proceeds on sale of assets, net	—	4,473	—	6,786
Property and equipment acquired	(7)	—	(47)	(13)

	126	4,348	(46)	6,384

Financing activities:
Issue of common shares, net	9	—	9	—
Increase (decrease) in bank indebtedness	2,025	3,154	9,029	(2,129)
Increase (decrease) debt	(65)	2,586	(131)	(433)

	1,969	5,740	8,907	(2,562)

Increase (decrease) in cash and cash equivalents	1,499	(331)	(2,820)	(1,924)
Cash and cash equivalents, beginning of period	140	2,384	4,459	3,977

Cash and cash equivalents, end of period	$1,639	$2,053	$1,639	$2,053

Supplementary information:
Interest paid (net of amounts capitalized)	333	845	693	1,686
Income taxes paid	18	—	18	—
Non-cash transaction:
Conversion of an accounts payable to debt	—	—	—	6,626

SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three and six months ended February 28, 2001 and 2002 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

PEACE ARCH ENTERTAINMENT GROUP INC.

US DOLLARS

Selected Financial and Operating Information
For the Three and Six Months Ended February 28, 2001 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	3 months ended		6 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Revenue	$14,363	$746	$27,008	$3,286
Net earnings (loss) for the period	418	(261)	184	(658)
EBITDA	907	330	1,206	360
Fully diluted earnings (loss) for the period	$0.10	$(0.07)	$0.04	$(0.17)

Selected Balance Sheet Information
As at February 28, 2001 and 2002

(Reported in accordance with generally accepted accounting principles in Canada)
(Expressed in thousands of US Dollars except per share information)

	2001	2002
	(unaudited) (restated)	(unaudited)
Cash and cash equivalents	1,065	1,288
Accounts receivable	3,634	2,123
Tax credits receivable	11,467	12,375
Productions in progress	8,518	390
Investment in television programming	5,044	2,534
Property and equipment	4,745	585
Goodwill and trademarks	1,794	144
Total Assets	37,281	20,005
Bank indebtedness	9,637	10,236
Accounts payable and accrued liabilities	7,860	2,098
Deferred revenue	1,897	453
Debt	7,301	6,819
Share capital	20,687	19,991
Deficit	(10,601)	(19,972)
Shareholders' equity	10,390	400

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC.
(Registrant)
Date	April 29, 2002	By	/s/ JULIET JONES
(Signature)*
Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

  This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

  Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

  The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

  This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

  If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

  This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

  Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

  Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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SECOND QUARTER OPERATING RESULTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
SUPPLEMENTAL INFORMATION
Selected Financial and Operating Information
Selected Balance Sheet Information
SIGNATURES
GENERAL INSTRUCTIONS
  A. Rule as to Use of Form 6-K,
  B. Information and Document required to be Furnished,
  C. Preparation and Filing of Report
  D. Translations of Papers and Documents into English